SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                        (Amendment No.)*

                        3Dlabs Inc., Ltd.
          ---------------------------------------------
                        (Name of Issuer)

                          Common Stock
          ---------------------------------------------
                 (Title of Class of Securities)

                          G8846VV-10-3
          ---------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          ---------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 17, 2000
          ---------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-
1 (e), 13d-1 (f) or 13d-1 (g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 12 Pages

CUSIP No. G8846VV-10-3     Schedule 13D        Page 2 of 12 Pages


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF              94-1672743
     ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**   (a) [ ]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:              1,596,774(1)
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     N/A
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:         1,596,774(1)
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH     1,596,774(1)
     REPORTING PERSON:

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW           8.6%
     (11):

14.  TYPE OF REPORTING PERSON:                                 CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------
(1)Shares reported are shares to be beneficially owned as of June
17, 2000 and are subject to increase as described in Item 5.

CUSIP No. G8846VV-10-3     Schedule 13D        Page 3 of 12 Pages


ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 3D Labs Inc., Ltd. (the "Issuer")
                 480 Potrero Ave.
                 Sunnyvale CA 94086

          (b)    Title of Class of Equity Securities:

                 Common Stock, par value $0.01

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems.

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. G8846VV-10-3     Schedule 13D        Page 4 of 12 Pages

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a) Source of Funds: Funds for the purchase were derived from the Reporting Person's working capital.

          (b) Amount of Funds: Loan of $7,500,000 to Issuer. The principal loan amount and all accrued interest may be converted into Common Stock of the Issuer as described more fully in Item 4.

ITEM 4.   Purpose of the Transaction.

          On December 17, 1999 (the "Effective Date")
          Middlefield Ventures ("Middlefield"), a wholly owned subsidiary of Intel Corporation (the "Reporting Person"), and the Issuer entered into a Convertible Subordinated Note Agreement (the "Note") and a Registration Rights Agreement. The term of the Note, pursuant to which Middlefield loaned the Issuer $7,500,000, began on December 17, 1999 and will mature on December 17, 2004 ("Repayment Date"). Interest on the unpaid balance accrues at the rate of 4.5% per annum, calculated on a compound basis for a 360 day year and actual days elapsed, from the Effective Date until the Repayment Date. Middlefield may convert at its option all or a portion of the unpaid balance on the Note (including accrued interest through the conversion date) into Common Stock of the Issuer at any time beginning six months after the Effective Date at a conversion price of $5.563. On June 17, 2000 the Note will be convertible into 1,378,611 shares of Common Stock of the Issuer if Middlefield elects to convert the Note on that date.

          Additionally, the Reporting Person owns the following Common Stock: (i) 212,992 shares of Common Stock acquired at the time of the Issuer's initial public offering as a result of an automatic conversion of a Preferred Stock, and (ii) 5,171 shares of Common Stock acquired in connection with a Warrant exercise on November 23, 1998.(2) The Preferred Shares and Warrant were acquired on October 16, 1996 as an investment. Contemporaneously the Reporting Person and the Issuer have entered into a long-term cooperation and license agreement (the "Agreement") dated

--------------
(2) All shares amounts reported are on an as converted post initial public offering basis.

CUSIP No. G8846VV-10-3     Schedule 13D        Page 5 of 12 Pages

          October 16, 1996. Pursuant to the Agreement the
          Reporting Person will receive a contingent license to manufacture a certain product developed and manufactured by the Issuer.

          The Reporting Person currently holds Common Stock and a note convertible into Common Stock. The Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Common Stock, through one or more sales pursuant to public or private offerings or otherwise depending upon the Reporting Person's evaluation of market conditions, market price, alternative investments opportunities, liquidity needs and other factors. The Reporting Person may determine to retain some portion of the Common Stock as an investment.

          In addition, the Reporting Person and the Issuer entered into a long-term cooperation and license agreement (the "Agreement") dated October 16, 1996. Pursuant to the Agreement the Reporting Person will receive a contingent license to manufacture a certain product developed and manufactured by the Issuer.

ITEM 5.   Interest in Securities of the Issuer.

          (a) Number of Shares Beneficially Owned: 218,163 shares of Common Stock (See footnote 1 on Cover
                 Page).

                 Right to Acquire:  1,384,611

                 Percent of Class: 8.6% based upon 18,521,064 shares of Common Stock outstanding as of March
                 31,2000 as stated by the Issuer on April 18, 2000.

          (b)    Sole Power to Vote, Direct the Vote of, or
                 Dispose of Shares: 1,596,774 (See footnote 1 on Cover Page)

          (c) Recent Transactions: As stated in Item 4, the number of shares beneficially owned by the Reporting Person will increase as additional interest accrues on the unpaid balance of the Note.

          (d)    Rights with Respect to Dividends or Sales
                 Proceeds:  N/A

          (e)    Date of Cessation of Five Percent Beneficial
                 Ownership:  N/A

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Pursuant to the Note at any date (the "First Issuer Acceleration date") occurring 18 months after the Effective Date but before 30 months after the Effective Date, the Issuer will have the option to require Middlefield to convert all or a portion of the Repayment Amount if the weighted average closing price of the Common Stock

CUSIP No. G8846VV-10-3     Schedule 13D        Page 6 of 12 Pages

          for the twenty consecutive trading days prior to the First Issuer Acceleration Date is at least 50% greater than the Conversion Price. Further, at any date (the "Second Issuer Acceleration Date") occurring 30 months after the Effective Date the Issuer will have the option to require Middlefield to convert all or a portion of the Repayment Amount if on the Second Issuer Acceleration Date the weighted average closing price of the Common Stock for the twenty consecutive trading days prior to the Second Issuer Acceleration Date is equal to or greater than the Conversion Price.

          Further, the Reporting Person has certain registration rights pursuant to a Registration Rights Agreement attached as an exhibit hereto. Those registration rights shall apply to any Common Stock issued with respect to the Note including any stock split, stock dividend, recapitalization, or similar event.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Convertible Subordinated Note Agreement
                      dated December 17, 1999.

CUSIP No. G8846VV-10-3     Schedule 13D        Page 7 of 12 Pages


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 26, 2000.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. G8846VV-10-3     Schedule 13D        Page 8 of 12 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. G8846VV-10-3     Schedule 13D        Page 9 of 12 Pages

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. G8846VV-10-3     Schedule 13D       Page 10 of 12 Pages

Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. G8846VV-10-3     Schedule 13D       Page 11 of 12 Pages

Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Suite 1835, Los
Address:          Angeles, CA 90024

Principal         A. Chancellor Emeritus
Occupation:
                  B. Interim President

Name, principal   A. University of California at Los Angeles, an
business and         educational institution.
address of             10920 Wilshire Boulevard, Suite 1835
corporation or         Los Angeles, CA 90024
other
organization in   B. University of Florida
which employment       226 Tigert Hall
is conducted:          PO Box 113150
                       Gainesville, FL 32610

CUSIP No. G8846VV-10-3     Schedule 13D       Page 12 of 12 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive Vice President, General Manager, Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, New
            Business Group

Name:       Andy D. Bryant
Title:      Senior Vice President, Chief Financial Officer and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Senior Vice President, Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

                            EXHIBIT 1

             CONVERTIBLE SUBORDINATED NOTE AGREEMENT

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL



             CONVERTIBLE SUBORDINATED NOTE AGREEMENT

     This Convertible Subordinated Note Agreement (this
"Agreement") is entered into this 17th day of December 1999 (the
"Effective Date") by and between 3Dlabs Inc., Ltd., a Bermuda company (the "Company"), and Middlefield Ventures, Inc., a
Delaware corporation ("Middlefield").

     WHEREAS, Middlefield is willing, pursuant to the terms and conditions of this Agreement, to purchase from the Company a convertible subordinated note (the "Note") in the principal amount of seven million five hundred thousand dollars ($7,500,000) (the "Principal Amount"), which Note shall be convertible into the Common Stock of the Company (the "Common Stock") on the terms and subject to the conditions set forth herein; and

     NOW, THEREFORE, the parties hereby agree as follows:

     1. DEFINITIONS. As used in this Agreement, the following terms shall have the following respective meanings:

          "Intel" shall mean Intel Corporation, a Delaware corporation and the parent corporation of Middlefield.

          "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, prospects, assets or liabilities of the applicable party and its subsidiaries, taken as a whole.

     2. NOTE. The Company will issue the Note to Middlefield in the Principal Amount on the Effective Date subject to the terms and conditions set forth in this Agreement. The Note will be evidenced by a Convertible Subordinated Promissory Note in substantially the form attached hereto as Exhibit A.

     3. TERM OF NOTE; INTEREST; REPAYMENT. The term of the Note will begin on the Effective Date and end on December 17, 2004 (the "Repayment Date"). Interest on the unpaid principal balance (such unpaid principal balance is referred to as the "Outstanding Balance") will accrue from the Effective Date at the rate of four and a half percent (4.5%) per annum, calculated on a compound basis for a 360 day year and actual days elapsed; provided, however, that no such accrued interest shall be due and payable prior to the earlier of the Repayment Date or upon a conversion event described in Section 6. If the Note has not been earlier converted, the Company will repay the Outstanding Balance plus all interest accrued thereon (the sum referred to as the "Repayment Amount") on the Repayment Date.

     4. SUBORDINATION. The indebtedness evidenced by the Note is hereby expressly subordinated, in right of payment to any indebtedness at any time owing by the Company to any (i) bank, financial or lending institution or other non-affiliated entity primarily in the business of extending credit or other financial accommodations; (ii) entity that guarantees

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

any obligation of the Company; and (iii) holder of the Company's trade debt (collectively, "Senior Indebtedness"). So long as any default by the Company has occurred under any instrument or agreement evidencing any Senior Indebtedness, no payment shall be made in respect of the Note until the Senior Indebtedness has been repaid in full in cash or other provisions satisfactory to the holde4rs of the Senior Indebtedness have been made. Until such time, Middlefield shall not ask, demand or sue for any amounts owning hereunder, accept any payment or transfer of property in settlement ther3eof, or take any action inconsistent with the rights of the holders of the Senior Indebtedness. Middlefield shall not initiate any insolvency proceeding against the Company. Notwithstanding the foregoing, nothing in this
Section 4 shall affect Middlefield' right to convert the Note pursuant to Section 6.

     5. PREPAYMENT TERMS. The Repayment Amount may not be prepaid by the Company for a period of thirty months after the Effective Date. Beginning thirty months after the Effective Date, the Company may prepay the Repayment amount to Middlefield. In addition, prior to initiating any prepayment, the Company will provide Middlefield at least thirty days prior written notice of the Company's intention and allow Middlefield to decide whether it wishes to convert the Repayment Amount pursuant to Section 6.1 prior to any prepayment.

     6. CONVERSION; ACCELERATION. The Repayment Amount may be convertible or accelerated on the following basis:

          6.1 Optional Conversion by Middlefield. At any time beginning six months after the Effective Date, Middlefield may convert all or a portion of the Repayment Amount into Common Stock of the Company at a conversion price equal to a 17.5% premium over the weighted average closing price of the Common Stock for the fifteen consecutive trading days prior to the Effective Date which shall be $5.563 (the "Conversion Price"). The shares of Common Stock issued upon such conversion will be referred to as the "Shares." The Conversion Price would be subject to adjustment to reflect any stock splits, stock dividends, recapitalizations, or similar transactions by the Company. In case of any partial conversion, the Repayment Amount will be reduced by the dollar amount paid by Middlefield for any Shares pursuant to such conversion. In addition, upon a partial conversion, the Company and Middlefield shall cancel the existing Note and shall execute and deliver a new Note reflecting the remaining Repayment Amount.

          6.2 Optional Acceleration Upon Extraordinary Event. In the event of: (A) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Company; or (B) a sale of all or substantially all of the assets of the Company, Middlefield may at any time thereafter, at its option and in its sole discretion, by written notice to the Company convert the Repayment Amount pursuant to Section 6.1 above, or transfer the Note and this Agreement pursuant to
Section 13.3 below. Notwithstanding the foregoing, if the consideration per share of the Company's Common Stock in a transaction described in (A) above is equal to or

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

greater than the Conversion Price, the Repayment amount shall be automatically converted pursuant to Section 6.1 above.

          6.3 Optional Acceleration by Company. At any date (the "First Company Acceleration Date") occurring 18 months after the Effective Date but before 30 months after the Effective Date, the Company will have the option to require Middlefield to convert all or a portion of the Repayment Amount pursuant to
Section 6.1 above so long as on the First Company Acceleration Date the weighted average closing price of the Common Stock for the twenty consecutive trading days prior to the First Company Acceleration Date is at least 50% greater than the Conversion Price. There may be more than one First Company Acceleration Date under the terms of this paragraph so long as there is still an outstanding Repayment Amount during the time period associated with a First Company Acceleration Date.

          At any date (the "Second Company Acceleration Date") occurring 30 months after the Effective Date, while any Repayment amount is still outstanding, the Company will have the option to require Middlefield to convert all or a portion of the Repayment Amount pursuant to Section 6.1 above so long as on the Second Company Acceleration Date the weighted average closing price of the Common Stock for the twenty consecutive trading days prior to the Second Company Acceleration Date is equal to or greater than the conversion price. There may be more than one Second Company Acceleration Date under the terms of this paragraph so long as there is still an outstanding Repayment Amount during the time period associated with a Second Company Acceleration Date.

          Upon the occurrence of a Company acceleration date under this Section 6.3, the Company will provide Middlefield with a written notice of the Company's intent to effect an acceleration under this section and such acceleration and related conversion would occur five business days following such acceleration date.

     7. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Middlefield that, except as set forth in any disclosure schedules attached to this Agreement, the statements in the following paragraphs of this
Section 7 are all true and correct in all material respects:

          7.1 Organization Good Standing and Qualification. The Company is a company duly organized, validly existing and in good standing under the laws of Bermuda and has all corporate power and authority required to (a) carry on its business as presently conducted, and (b) enter into this Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

          7.2 Subsidiaries. Except as set forth on Schedule 7.2, the Company does not have any subsidiaries, nor does the Company own any capital stock, assets comprising the business of, obligations of, or any other interest (including any equity or partnership interest) in, or any outstanding loan or advance to or from, any person or entity.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

          7.3 Due Authorization. All corporate actions on the part of the Company, its officers, directors and shareholders necessary for: (a) the authorization, execution, delivery of, and the performance of all obligations of the Company under this Agreement, (b) the authorization, executing and delivery of the Note, and (c) the authorization, issuance, reservation for issuance and delivery of the Shares have been or will be taken, and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

          7.4 Compliance with Securities Laws. Assuming the correctness of the representations made by Middlefield in Section 8 hereof, the transactions contemplated by this Agreement will be in compliance with applicable exemptions from (i) the registrations and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act") and
(ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

          7.5 Governmental Consents. Except of the permission of the Bermuda Monetary Authority, no consent, approval, order or authorization of or registration, qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority on the part of the Company is required in connection with the execution of this Agreement or the Note, or the consummation of the other transactions contemplated by this Agreement.

          7.6 Non-Contravention. The execution, delivery and performance of this Agreement and the Note by the Company, and the consummation by the Company of the transactions contemplated hereby and the future issuance of the States in accordance with this Agreement, do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company;
(ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company which would result in a Material Adverse Effect or invalidate the transactions contemplated by this Agreement; or
(iii) constitute a material default or require any consent under, give rise to any right of termination, cancellation or acceleration of or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any material lien, claim or encumbrance on any assets of the Company under, any material contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound or affected.

          7.7 Litigation. There is no action, suit proceeding , claim arbitration or investigation ("Action") pending or, to the best of the company's knowledge, threatened: (a) against the Company, its activities, properties or assets, or any officer, director or employee of the Company in connection with such officer's, director's or employee's

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

relationship with, or actions taken on behalf of, the Company which if adversely adjudicated against the Company would result in a Material Adverse Effect, or (b) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement (including the possible issuance of the Shares). The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that would invalidate the transactions contemplated under this Agreement.

          7.8  SEC Documents.

               (1)  Reports. The Company has furnished to
Middlefield prior to the date hereof a complete and correct list of all registration statements, reports and proxy statements filed by the Company with the SEC on or after December 31, 1998 (the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998, its Quarterly Reports on Form 6-K for the fiscal quarters ended March 31, June 30 and September 30, 1999 and all such other registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"). Each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the Effective Date, then on the date of such filing), did not, as of the date thereof, contain any untrue statement of a material fact or omit to state material fact necessary in order to make the statements made there in, in light of the circumstances under which they were made, not misleading. The Company is not a party to any material contract, agreement or other arrangement that was required to have been filed as an exhibit to the SEC Document that was not so filed.

               (2)  Financial Statements. The Company has
provided Middlefield with copies of its audited financial statements (the "Audited Financial Statements") for the fiscal year ended December 31, 1998, and its unaudited financial statements for the nine-month period ended September 30, 1999
(the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements, reports and proxy statements required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act. The Audited Financial Statements of the Company and the unaudited consolidated financial statements of the Company fairly present, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as otherwise may be stated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended subject to normal recurring accruals, which in the opinion of management are not deemed material and normal year-end audit adjustments in the case of unaudited interim financial statements.

          7.9  Absence of Certain Changes Since Balance Sheet
Date. Since the Balance Sheet Date, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

               (i) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of capital stock of the

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

Company or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding shares of the Company's capital stock;

               (ii) any damage, destruction or loss, whether or not covered by insurance except for such occurrences, individually and collectively, that would not have a Material
Adverse Effect;

               (iii)any waiver by the Company of a valuable right or of a material debt owed to it, except of such waivers, individually and collectively, that would not have a Material
Adverse Effect;

               (iv) any material change or amendment to, or any waiver of any material right under a material contract or arrangement by which the Company or any of its assets or properties is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement;

               (v) any change by the Company in its accounting principles, methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; or

               (vi) any other event or condition of any character, except for such events and conditions that have not resulted, and could not reasonably be expected to result, either individually or collectively, in a Material Adverse Effect.

          7.10 Registration Rights. Except as set forth in
Schedule 7.10, the Company is not currently subject to any agreement providing any person or entity any rights (including piggyback registration rights) to have any securities of the Company registered with the SEC or registered or qualified with any other governmental authority. In addition, none of the agreements set forth in Schedule 7.10 contain rights that are any less favorable to the rights granted to Middlefield in the Registration Rights Agreement attached hereto as Exhibit C.

          7.11 Title to Property and Assets. Except as set forth in Schedule 7.11, the non-leased properties and assets of the Company are owned by the Company free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests that arise in the ordinary course of business and do not in any material respect affect the properties and assets of the Company. With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects.

          7.12 Tax Matters. The Company has filed all material tax returns required to be filed, which returns are true and correct in all material respects, and the Company has paid in full all taxes that have become due on or prior to the date hereof, including penalties and interest, assessments, fees and other charges, other than those being contested in good faith and/or those for which adequate reserves have been provided for.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

          7.13 Full Disclosure. The information contained in this Agreement and the SEC Documents with respect to the business, operations, assets, results of operations and financial condition of the Company, and the transactions contemplated by this Agreement, are true and complete in all material respects and do not omit to state any material fact or facts necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     8. REPRESENTATIONS AND WARRANTIES OF MIDDLEFIELD. Middlefield represents and warrants to the Company as follows:

          8.1 Organization Good Standing and Qualification. Middlefield is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (a) carry on its business as presently conducted and (b) enter into this Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby.
Middlefield is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

          8.2 Due Authorization. The execution of this Agreement has been duly authorized by all necessary corporate action on the part of Middlefield. This Agreement constitutes Middlefield's legal, valid and binding obligation, enforceable in accordance with its terms, except as may be limited by (a)(i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. Middlefield has full corporate power and authority to enter into this Agreement, except as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

          8.3 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority on the part of Middlefield is required in connection with the execution of this Agreement or the Note, or the consummation of the other transactions contemplated by this Agreement.

          8.4 Non-Contravention. The execution, delivery and performance of this Agreement by Middlefield, and the consummation by Middlefield of the transactions contemplated hereby, do not and will not (I) contravene or conflict with the Certificate of Incorporation or Bylaws of Middlefield; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to Middlefield; or (iii) constitute a default or require any consent under, give rise to any right or termination, cancellation or acceleration of, or to a loss of any benefit to which Middlefield is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of Middlefield

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

under, any contract to which Middlefield is a party or any permit, license or similar right relating to Middlefield or by which Middlefield may be bound or affected.

          8.5 Litigation. There is no Action pending against Middlefield that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. Middlefield is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that would invalidate the transactions contemplated under this Agreement.

          8.6 Purchase for Own Account. The Note, when executed, and the Shares, if and when issued, will be acquired for investment for Middlefield's own account, not as a nominee or agent, and not with a view to the public resale of distribution thereof within the meaning of the Securities Act, and Middlefield has no present intention of selling, granting any participation in, or otherwise distributing the same. Middlefield also represents that it has not been formed for the specific purpose of issuing the Loan or acquiring the Shares.

          8.7 Investment Experience. Middlefield understands that the issuance of the Note and the potential conversion thereof involves substantial risk. Middlefield has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of the Note and the potential conversion thereof, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks associated with the Note and the potential conversion thereof, and protecting its own interests in connection with the transactions contemplated hereby.

          8.8  Accredited Investor Status. Middlefield is an
"accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

          8.9 Restricted Securities. Middlefield understands that the Shares, if and when issued, will be characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may not be resold without registration under the Securities Act or without an exemption from such registration requirements. Middlefield is familiar with Rule 144 of the SEC, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

          8.10 Legends. Middlefield agrees that the certificates for the Shares, if and when issued, shall bear the following legend:

        "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or with any state securities commission, and may not be transferred or disposed of by the holder in the absence of a registration statement which is effective under the Securities Act of 1933, as amended, and applicable state laws and rules, or unless, immediately prior to the time set for transfer, such transfer may be effected without violation of the Securities Act of 1933, as

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

        amended, and other applicable state laws and rules."

In addition, Middlefield agrees that the Company may place stop transfer agents with respect to such certificates. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

     9. CONDITIONS TO MIDDLEFIELD'S OBLIGATIONS AT CLOSING. The obligations of Middlefield under Section 2 of this Agreement are subject to the fulfillment or waiver, on or before the Effective
Date, of each of the following conditions:

          9.1 Representations and Warranties True. Each of the representations and warranties of the Company contained in
Section 7 shall be true and correct in all material respects on and as of the Effective Date.

          9.2 Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Effective Date and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein, including the written approval of the Bermuda Monetary Authority.

          9.3 Proceedings and Documents. All Corporate and other proceedings in connection with the transactions contemplated at the closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Middlefield, and Middlefield shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include but not be limited to the following:

               (i) Certified Charter Documents. A copy of (i) the Company's Memorandum of Association and (ii) the Bylaws of the Company (as amended through the date of the Closing) both certified by the Secretary of the Company as true and correct copies thereof as of the Closing.

               (ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board of Directors of the Company providing for the approval of this Agreement and the reservation and potential future issuance of the Shares, and the other matters contemplated hereby and thereby.

          9.4 License Agreement. Intel and the Company will have executed that patent license agreement (the "License Agreement") between the parties dated as of the Effective Date.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

          9.5 Opinion of Company Counsel. Middlefield will have received an opinion on behalf of the Company, dated as of the date of the Closing, from counsel to the Company, in the form attached as Exhibit B.

          9.6 Other Actions. The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by Middlefield in connection with the transactions contemplated hereby.

     10. CONDITIONS TO THE COMPANY'S OBLIGATIONS AT CLOSING. The obligations of the Company to Middlefield under this Agreement are subject to the fulfillment or waiver, on or before the Effective Date, of each of the following conditions:

          10.1 Representations and Warranties True. The representation and warranties of Middlefield contained in Section
8 shall be true and correct in all material respects on and as of the Effective Date.

          10.2 Performance. Middlefield shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Effective Date and shall have obtained all approvals, consents and qualifications necessary effect the transactions described herein.

          10.3 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the closing and all documents incident thereto will be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include but not be limited to the following:

     (i) Certified Charter Documents. A copy of (i) the Certificate of Incorporation certified as of a recent date by the secretary of State of Delaware as a complete and correct copy thereof, (ii) a good standing certificate from the Secretary of State of Delaware; and (iii) the Bylaws of Middlefield (as amended through the date of the Closing) certified by the Secretary of Middlefield as a true and correct copy thereof as of the Closing.

          10.4 License Agreement. Intel and the Company will have executed the License Agreement.

          10.5 Other Actions. Middlefield shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Company in connection with the transaction contemplated hereby.

     11.  COVENANTS OF THE COMPANY. The Company covenants to
Middlefield as follows:

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

          11.1 Information Rights. The Company covenants and agrees that, commencing on the Effective Date and continuing for so long as the Note is outstanding or Middlefield or its affiliates hold Shares with an aggregate value of at least
$3.5million, the Company shall:

                    (A)  Annual Reports. Furnish to Middlefield
or its designee promptly following the filing of such report with the SEC a copy of the Company's Annual Report on Form 20-F for each fiscal year, which shall include a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company and its subsidiaries for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with generally accepted accounting principles and practices and audited by nationally recognized independent certified public accountants. In the event the Company shall no longer be required to file Annual Reports of Form 20-F, the Company shall, within one hundred and eighty (180) days following the end of each respective fiscal year, deliver to Middlefield a copy of such balance sheets, statements of income and statements of cash flows.

                    (B)  Quarterly Reports. Furnish to the
Middlefield or its designee promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 6-K, which shall include a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and consolidated statements of cash flows of the Company and its subsidiaries for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately preceding fiscal year, all prepared in accordance with generally accepted accounting principles and practices (subject to normal recurring accruals, which in the opinion of management are not deemed material and normal year-end audit adjustments in the case of unaudited interim financial statements), but all of which may be unaudited. In the event the Company shall no longer be required to file Quarterly Reports on Form 6-K, the Company shall, within forty-five (45) days following the end of each of the first three (3) fiscal year, deliver to the Middlefield a copy of such balance sheets, statements of income and statements of cash flows.

                    (C)  SEC Filings. The Company shall deliver
to the Middlefield or its designee copies of each other document filed with the SEC on a non-confidential basis promptly following the filing of such document with the SEC.

          11.2 Registration Rights. Upon the issuance of any Shares, the Company and Middlefield will enter into the Registration Rights Agreement attached hereto as Exhibit C.

          11.3 Reservation of Shares. The Company shall duly and validly reserve for issuance the Common Stock issuable upon conversion of the Note.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

          11.4 Obligations Regarding Confidential Information. Confidential Information (as defined below) shall not be disclosed by any party hereto to any third party except in accordance with the provisions set forth below. For purposes of this Agreement, the term "Confidential Information" refers to the following items: the existence of this Agreement, and (ii) the terms and provisions of this Agreement.

                    (A)  Press Releases, Etc.  No announcements
regarding the Confidential Information in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise may be made without the prior written consent of each of the parties hereto. Notwithstanding the foregoing, the parties agree that 3Dlabs may issue a press release within fifteen days after the Effective Date in a form acceptable to both parties announcing the existence of this Agreement and the Note.

                    (B)  Permitted Disclosures.  Notwithstanding
the foregoing, (i) any party may disclose any of the Confidential Information to employees, investment bankers, potential acquirors or acquisition targets, lenders, accountants and attorneys, in each case only where such persons or entities are under appropriate nondisclosure obligations; and (ii) Intel may disclose its investment in the Company and other Confidential Information to third parties or to public at its sole discretion and, if it does so, the Company shall have the right to disclose to third parties any such information disclosed in a press release or other public announcement by Intel.

                    (C) Legally Compelled Disclosure. Except to the extent required by law or judicial or administrative order or except as provided herein, the Company shall not disclose any Confidential Information without Intel's prior written approval; provided, however, that if disclosure of Confidential Information is required pursuant to law or judicial or administrative order, the Company will notify Intel promptly before such disclosure and will use its best efforts to cooperate with Intel to seek confidential treatment with respect to the disclosure to the maximum extent possible under law. The Company agrees that it will provide Intel with drafts of any relevant sections of any documents, press releases or other filings in which the Company is required to disclose this Agreement, the transactions contemplated hereby or any other Confidential Information, at least three (3) business days prior to the filing or disclosure thereof, and that the Company will make any changes to such materials as requested by Intel unless the Company is advised by counsel that laws require otherwise.

                    (D)  Other Information.  The provisions of
this Section shall be in addition to , and not in substitution for, the provisions of any separate nondisclosure agreement executed by any of the parties hereto with respect to the transactions contemplated hereby. Disclosures and exchange of confidential information between the Company and Intel not covered by this Section shall be governed by the terms of the applicable Intel Corporate Non-Disclosure Agreements, executed by the Company and Intel, and any Confidential Information Transmittal Records provided in connection therewith.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

     12.  DEFAULT.  For the purposes of this Agreement, the term
"default" shall include any of the following:

          (a) The failure by the Company to pay any amounts due hereunder or under the Note when due;

          (b) A material breach by the Company of any other term or provision of this Agreement or the Note;

          (c) The Company's indebtedness for borrowed money is accelerated as a result of a default or breach of or under any agreement for such borrowed money, including but not limited to loan agreements;

          (d) The Company breaches the License Agreement and this Agreement has not been assigned by Middlefield; and

          (e) The filing of a petition in bankruptcy or under any similar insolvency law by the Company, the making of an assignment for the benefit of creditors, or if any voluntary petition in bankruptcy or under any similar insolvency law is filed against the Company and such petition is not dismissed within sixty (60) days after the filing thereof.

     Except for a default pursuant to Section 12(a) or 12(e), upon each such default, the Company shall have thirty (30) days to cure such default after receipt of written notice of default from Middlefield specifying the nature of the Company's default. If the default is pursuant to Section 12(a) or 12(e) or if the Company is unable to cure its default within such thirty (30) day period, Middlefield may, at its option, either convert the Note pursuant to Section 6.1 or accelerate repayment of the Repayment Amount in which case the Repayment Amount shall be due and payable immediately. Upon any default of the Company hereunder, Middlefield may pursue any legal or equitable remedies that has available to it.

     13.  MISCELLANEOUS.

          13.1 Governing Law. This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of Delaware without regard to provisions regarding choice of laws.

          13.2 Surviving of Certain Representations and Warranties. The representations and warranties made herein relating to the due authorization, issuance, government approval, consent, non-contravention, and purchase of the Shares shall be applicable to the appropriate parties as of the issuance date of any Shares. All other representations and warranties herein shall survive for a period of one year following the Effective Date.

          13.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto whose rights or obligations hereunder are

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

affected by such amendments. This Agreement and the rights and obligations therein may not be assigned by Middlefield without the written consent of the Company, except to: (i) a parent corporation, a subsidiary or affiliate; or (ii) to any third party in the event of a Company extraordinary event described in
Section 6.2(a). This Agreement and the rights and obligations therein may not be assigned by the Company, except to a successor upon a merger, without the written consent of Middlefield.

          13.4 Entire Agreement. This Agreement, the Note and the Exhibits and Schedules hereto and thereto (all of which are hereby expressly incorporated herein by this reference) constitute the entire understanding and agreement between the parties with regard to the subjects hereof and thereof; provided, however, that nothing in this Agreement shall be deemed to terminate or supersede the provisions of any confidentiality and nondisclosure agreements executed by the parties hereto prior to the date hereof, which agreements shall continue in full force and effect until terminated in accordance with their respective terms.

          13.5 Notices. Except as may be otherwise provided herein, all notices and other communications required or permitted hereunder shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address and number set forth below and confirmed by US Mail; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery form the delivery service provider.

To Middlefield:                   To the Company:

Middlefield Ventures, Inc.        3Dlabs, Ltd.
2200 Mission College Blvd.        480 Potrero Avenue
Santa Clara, CA 95052             Sunnyvale, CA 94086
Attn: Treasurer                   Attn: VP Finance

with copies to:

Intel Corporation                 Wilson Sonsini Goodrich &
                                  Rosati
2200 Mission College Blvd.        650 Page Mill Road
Santa Clara, CA 95052             Palo Alto, CA 94304
Attn: CBD Legal Portfolio Mgr.    Attn: Steve Bochner, Esq.
Mail Stop SC4-203
c/o Joanne Field
Fax Number: 408-653-8050

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95052
Attn: Portfolio Mgr.
Mail Stop RN6-46
c/o Tamiko Hutchinson
Fax Number: 408-765-6038


     Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 13.5 by giving the other party written notice of the new address in the manner set forth above.

          13.6 Amendments. Any term of this Agreement may be amended only with the written consent of Company and Middlefield.

          13.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to a party, upon any breach or default of any party hereto under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default or any subsequent breach or default. Any waiver, permit, consent or approval of any kind or character related to this Agreement on the part of either party must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to either party shall be cumulative and not alternative.

          13.8 Legal Fees. In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement or any Shares or other securities of the Company issued or to be issued, the prevailing party, shall be paid by the other party a reasonable sum for attorney's fees and expenses for such prevailing party.

          13.9 Finder's Fees. Each party (a) represents and warrants to the other party hereto that it has retained no finder or broker in connection with the transactions contemplated by this Agreement, and (b) hereby agrees to indemnify and to hold harmless the other party hereto from and against any liability for any commission or compensation in the nature of a finder's fee of any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying party or any of its employees or representatives are responsible.

          13.10 Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

          13.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

          13.12 Severability. Should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

          13.13 Dispute Resolution. The parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement. If the negotiations do not resolve the dispute to the reasonable satisfaction of both parties, then each party shall nominate one senior officer of the rank of Vice President or higher as its representative. These representatives shall, within thirty (30) days of a written request by either party to call such a meeting, meet in person and shall attempt in good faith to resolve the dispute. If the disputes cannot be resolved by such senior managers in such meeting, the parties agree that they shall, if requested in writing by either party, meet within thirty (30) days after such written notification for one day with an impartial mediator. If the one day mediation does not resolve the dispute to the reasonable satisfaction of both parties, either party may begin litigation proceedings.
This procedure shall be a prerequisite before taking any additional action hereunder.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

     IN WITNESS WHEREOF, the parties have executed this Convertible Loan Agreement as of the Effective Date.

MIDDLEFIELD VENTURES, INC.         3DLABS INC., LTD.


By:  /s/Robert Perlman             By:  /s/Osman Kent
     --------------------               --------------------
Name:   ROBERT PERLMAN             Name:   OSMAN KENT
Title:  PRESIDENT                  Title:  PRESIDENT AND CEO

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL


                            EXHIBIT A

            CONVERTIBLE SUBORDINATED PROMISSORY NOTE

$7,500,000                                      Hamilton, Bermuda

                                                December 17, 1999

FOR VALUE RECEIVED, 3Dlabs Inc., Ltd. ("Debtor"), promises to pay to the order of Middlefield Ventures, Inc. ("Middlefield"), the principal sum of seven million five hundred thousand dollars ($7,500,000) and to pay interest on the outstanding principal and accrued interest of this Convertible Promissory Note (this "Note"), in accordance with Section 2 of this Note. This Note is delivered in connection with that certain Convertible Subordinated Note Agreement of even date (the "Note Agreement") between Debtor and Middlefield.

     1. MATURITY. To the extent not previously converted in accordance with the Note Agreement, the company shall repay the unpaid principal outstanding balance on December 17, 2004 (the "Repayment Date"); provided, however, that earlier repayment may be required pursuant to the Note Agreement. If the Note has not been earlier converted, all accrued interest will be paid on the Repayment Date. All payments received shall be applied first against costs of collection (if any), then against accrued and unpaid interest, then against principal.

     2. DEFINITIONS. All terms not defined herein shall have the meanings assigned to them in the Note Agreement.

     3. TERM OF NOTE; INTEREST; REPAYMENT. The term of this Note will begin on the December 17, 1999 (the "Effective Date") and end on the Repayment Date. Interest on the unpaid principal balance (such unpaid principal balance is referred to as the "Outstanding Balance") will accrue from the Effective Date at the rate of four and a half percent (4.5%) per annum, calculated on a compound basis for a 360 day year and actual days elapsed; provided, however, that no such accrued interest shall be due and payable prior to the earlier of the Repayment Date or upon a conversion event described in Section 6. If this Note has not been earlier converted, the Company will repay the Outstanding Balance plus all interest accrued thereon (the sum referred to as the "Repayment Amount") on the Repayment Date.

     4. SUBORDINATION. The indebtedness evidenced by this Note is hereby expressly subordinated, in right of payment to any indebtedness at any time owing by the Company to any (i) bank, financial or lending institution or other non-affiliated entity primarily in the business of extending credit or other financial accommodations; (ii) entity that guarantees any obligation of the Company; and (iii) holder of the Company's trade debt (collectively, "Senior Indebtedness"). So long as any default by the Company has occurred under any instrument or agreement evidencing any Senior Indebtedness, no payment shall be made in respect of this Note until the Senior Indebtedness has been repaid in full in cash or other

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

provisions satisfactory to the holders of the Senior Indebtedness have been made. Until such time, Middlefield shall not ask, demand or sue for any amounts owning hereunder, accept any payment or transfer of property in settlement thereof, or take any action inconsistent with the rights of the holders of the Senior Indebtedness. Middlefield shall not initiate any insolvency proceeding against the Company. Notwithstanding the foregoing, nothing in this Section 4 shall affect Middlefield' right to convert this Note pursuant to Section 6.

     5. PREPAYMENT TERMS. The Repayment Amount may not be prepaid by the Company for a period of thirty months after the Effective Date. Beginning thirty months after the Effective Date, the Company may repay the Repayment Amount to Middlefield. In addition, prior to initiating any prepayment, the Company will provide Middlefield at least thirty days prior written notice of the Company's intention and allow Middlefield to decide whether it wishes to convert the Repayment Amount pursuant to Section 6.1 prior to any prepayment.

     6. CONVERSION; ACCELERATION. The Repayment Amount may be convertible or accelerated on the following basis.

          6.1 Optional Conversion by Middlefield. At any time beginning six months after the Effective Date, Middlefield may convert all or a portion of the Repayment Amount into Common Stock of the Company at a conversion price equal to a 17.5% premium over the weighted average closing price of the Common Stock for the fifteen consecutive trading days prior to the Effective Date which shall be $5.563 (the "Conversion Price"). The shares of Common Stock issued upon such conversion will be referred to as the "Shares." The Conversion Price would be subject to adjustment to reflect any stock splits, stock dividends, recapitalizations, or similar transactions by the Company. In case of any partial conversion, the Repayment Amount will be reduced by the dollar amount paid by Middlefield for any Shares pursuant to such conversion. In addition, upon a partial conversion, the Company and Middlefield shall cancel the existing Note and shall execute and deliver a new Note reflecting the remaining Repayment Amount.

          6.2  Optional Acceleration Upon Extraordinary Event.
In the event of: (A) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Company; or (B) a sale of all or substantially all of the assets of the Company, Middlefield may at any time thereafter, at its option and in its sole discretion, by written notice to the Company convert the Repayment Amount pursuant to Section 6.1 above, or transfer this Note pursuant to the terms of the Note Agreement. Notwithstanding the foregoing, if the consideration per share of the Company's Common Stock in a transaction described in (A) above is equal to or greater than the Conversion Price, the Repayment amount shall be automatically converted pursuant to Section 6.1 above.

          6.3  Optional Acceleration by Company.  At any date
(the "First Company Acceleration Date") occurring 18 months after the Effective Date but before 30 months after the

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

Effective Date, the Company will have the option to require Middlefield to convert all or a portion of the Repayment Amount pursuant to Section 6.1 above so long as on the First Company Acceleration Date the weighted average closing price of the Common Stock for the twenty consecutive trading days prior to the First Company Acceleration Date is at least 50% greater than the Conversion Price. There may be more than one First Company Acceleration Date under the terms of this paragraph so long as there is still an outstanding Repayment Amount during the time period associated with a First Company Acceleration Date.

          At any date (the "Second Company Acceleration Date") occurring 30 months after the Effective Date, while any Repayment amount is still outstanding, the Company will have the option to require Middlefield to convert all or a portion of the Repayment Amount pursuant to Section 6.1 above so long as on the Second Company Acceleration Date the weighted average closing price of the Common Stock for the twenty consecutive trading days prior to the Second Company Acceleration Date is equal to or greater than the conversion price. There may be more than one Second Company Acceleration Date under the terms of this paragraph so long as there is still an outstanding Repayment Amount during the time period associated with a Second Company Acceleration Date.

          Upon the occurrence of a Company acceleration date under this Section 6.3, the Company will provide Middlefield with a written notice of the Company's intent to effect an acceleration under this section and such acceleration and related conversion would occur five business days following such acceleration date.

     7. Default. Debtor will be deemed to be in default hereunder and the unpaid principal balance of this Note, together with all accrued interest thereon, will become immediately due and payable on any default under the Note Agreement in accordance with the cure provisions contained therein.

     8.   Miscellaneous.

          (a) Debtor hereby waives presentment, demand, protest, notice of dishonor, diligence and all other notices, any release or discharge arising from any extension of time, discharge of a prior party, release of any or all of any security given from time to time for this Note, or other cause of release or discharge other than actual payment in full hereof.

          (b) Middlefield shall not be deemed, by any act or omission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Middlefield and then only to the extent specifically set forth in such writing. A waiver with reference to one event shall not be construed as continuing or as a bar to or waiver of any right or remedy as to a subsequent event. No delay or omission of Middlefield to exercise any right, whether before or after a default hereunder, shall impair any such right or shall be construed to be a waiver of any right or default, and the acceptance at any time by Middlefield of any past-due amount shall not be deemed to be a waiver of the right to require prompt payment when due of any other amounts then or thereafter due and payable.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

          (c) Time is of the essence hereof. Upon any default hereunder, Middlefield may exercise all rights and remedies provided for herein and by law or equity, including, but not limited to, the right to immediate payment in full of this Note.

          (d) The remedies of Middlefield as provided herein, or any one or more of them, or in law or in equity, shall be cumulative and concurrent, and may be pursued singularly, successively or together at Middlefield's sole discretion, and may be exercised as often as occasion therefor shall occur.

          (e) It is expressly agreed that if this Note is referred to an attorney or if suit is brought to collect or interpret this Note or any part hereof or to enforce or protect any rights conferred upon Middlefield by this Note or any other document evidencing or securing this Note, then Debtor promises and agrees to pay all reasonable costs, including attorneys' fees, incurred by Middlefield.

          (f) If any provisions of this Note would require Debtor to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, Debtor shall instead pay interest under this Note at the highest rate permitted by applicable law.

          (g) This Note shall be governed by and construed in accordance with and the laws of the State of Delaware applicable to contracts wholly made and performed in the State of Delaware. Notwithstanding the foregoing, any matters relating to the Uniform Commercial Code shall be governed by the Uniform Commercial Code of the State of California.

          (h) Middlefield may transfer this Note and its rights hereunder pursuant to the terms of the Note Agreement.

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL

     IN WITNESS WHEREOF, Debtor has executed this Convertible
Promissory Note as of the date first above written.

3DLABS INC., LTD

By:     -----------------------
Name:   -----------------------
Title:  -----------------------


  [3DLABS INC., LTD. $7,500,000 CONVERTIBLE PROMISSORY NOTE TO
                   MIDDLEFIELD VENTURES, INC.]

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL



                            EXHIBIT B

                          LEGAL OPINION

             (Letterhead of Conyers Dill & Pearman)



16 December, 1999

Middlefield Ventures, Inc.
2200 Mission College Boulevard
Santa Clara
California 95052
USA

Dear Sirs

3D Labs Inc., Ltd. (the "Company") - Convertible Loan

We have acted as special legal counsel in Bermuda to the Company in connection with the issue by the Company to Middlefield
Ventures, Inc. (the "Investor") of a convertible loan note convertible into common shares of the Company.

For the purposes of giving this opinion, we have examined the following documents:

(i) a draft provided to us by e-mail of a convertible subordinated note agreement between the Company and the Investor dated the 17th day of December, 1999;

(ii) a draft provided to us by e-mail of a convertible promissory note in the amount of $7.5 million from the Company to the Investor dated the 17th day of December, 1999;

(iii) a draft provided to us by e-mail of a registration rights agreement between the Company and the Investor dated the 17th day of December, 1999.

The documents listed in items (i) through (iii) above are herein sometimes collectively referred to as the "Documents" (which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

We have also reviewed the memorandum of association and the bye-laws of the Company, each certified by Andre Dill as Secretary of the Company on 16 December 1999, a facsimile copy of minutes of a meeting held on December 15, 1999 of the Company's Board of Directors (the "Resolutions") signed by H. Shandell as Assistant Secretary of the Company and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) that where a document has been examined by us in draft form, it will be or has been executed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention, (c) the capacity, power and authority of each of the parties to the Documents, other than the Company, to enter into and perform its respective obligations under the Documents, (d) the due execution of the Documents by each of the parties thereto, and the delivery thereof by each of the parties thereto,
(c) the accuracy and completeness of all factual representations made in the Documents and other documents reviewed by us, (f) that the Resolutions remain in full force and effect and have not been rescinded or amended, (g) that the Company ill use the proceeds of the convertible promissory note in furtherance of its business as a holding company, (h) that there is not provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein, (i) the validity and binding effect under the laws of the State of Delaware and the Uniform Commercial Code of the State of California (the "Foreign Laws") of the Documents which are expressed to be governed by such Foreign Laws in accordance with their respective terms, (j) there are reasonable grounds for believing that the company is, and would after entering into the Documents be, able to pay its liabilities as they become due, and the realisable value of its assets, after entering into the Documents would not thereby be less than the aggregate of its liabilities, issued share capital and share premium accounts, (k) the Company will receive money or money's worth of a t least US$0.01 upon the issue of any shares of the Company to be issued pursuant to the Documents, (l) the Company is not required to issue more than 1.5 million common shares of US$0.01 par value each of the Company pursuant to the Documents.

The obligations of the Company under the Documents (a) will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors, (b) will be subject to statutory limitation of the time within which proceedings may be brought, (c) will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available, (d) may not be given effect to by a Bermuda court, whether or not it was applying the Foreign Laws, if and to the extent they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages. Notwithstanding any contractual submission to the jurisdiction of specific courts, a Bermuda court has inherent discretion to stay or allow proceedings in the Bermuda courts.

We express no opinion as to the enforceability of any provision of the Documents which provides for the payment of a specified rate of interest on the amount of a judgement after the date of judgement or which purports to fetter the statutory powers of the Company.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda.
This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1. The Company is duly incorporated and existing under the laws of Bermuda.

2. The Company has the necessary corporate power and authority to enter into and perform its obligations under the Documents. The execution and delivery of the Documents by the Company and the performance by the Company of its obligations thereunder will not violate the memorandum of association or bye-laws of the Company nor any applicable law, regulation, order or decree in Bermuda.

3. The Company has taken all corporate action required to authorise its execution, delivery and performance of the Documents. When duly executed and delivered by or on behalf of the Company, the Documents will constitute the valid and binding obligations of the Company in accordance with the terms thereof.

4. No order, consent, approval, licence, authorisation or validation of or exemption by any government or public body or authority of Bermuda or any sub-division thereof is required to authorise or is required in connection with the execution, delivery, performance and enforcement of the Documents, except such as have been duly obtained in accordance with Bermuda law.

5. It is not necessary or desirable to ensure the enforceability in Bermuda of the Documents that they be registered in any register kept by, or filed with, any governmental authority or regulatory body in Bermuda. However, to the extent that any of the Documents creates a charge over assets of the Company, it may be desirable to ensure the priority in Bermuda of the charge that it be registered in the Register of Charges in accordance with section 55 of the Companies Act 1981. On registration, to the extent that Bermuda law governs the priority of a charge, such charge will have priority in Bermuda over any unregistered charges, and over any subsequently registered charges, in respect of the assets which are the subject of the charge. A registration fee of $425 will be payable in respect of the registration.

While there is no exhaustive definition of a charge under Bermuda law, a charge normally has the following characteristics:

     (i) it is a proprietary interest granted by way of security which entitles the charges to resort to the charged property only for the purposes of satisfying some liability due to the chargee
(whether from the chargor or a third party), and

     (ii) the chargor retains an equity of redemption to have the property restored to him when the liability has been discharged.

     However, as the Documents are governed by the Foreign Laws, the question of whether they would possess these particular characteristics would be in determined under the Foreign Laws.

6. The Documents will not be subject to ad valorem stamp duty in Bermuda.

7. The Choice of the Foreign Laws as the governing law of the Documents is a valid choice of law and would be recognised and given effect to in any action brought before a court of competent jurisdiction in Bermuda, except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of Bermuda. The submission in the Documents to the non-exclusive jurisdiction of the Foreign Courts is valid and binding upon the Company.

8. Based solely upon a search of the Cause Book of the Supreme Court of Bermuda conducted at 10:15 a.m. on December 16, 1999 (which would not reveal details of proceedings which have been filed but not actually entered in the Cause Book at the time of our search), there are no judgments against the Company, nor any legal or governmental proceedings pending in Bermuda to which the Company is subject.

9. The shares of the Company to be issued pursuant to the Documents, when issued in accordance with the terms of the Documents, will be validly issued, fully paid and nonassessable and free of liens, encumbrances or preemptive or similar rights contained in the Memorandum of Association or Bye-laws of the Company; provided, however, that such shares may be subject to restrictions on transfer under state and/or federal securities laws. "Non-assessability" is not a legal concept under Bermuda law, but whenever we describe shares as being "non-assessable" we mean with respect to the shareholders of the Company, in relation to fully paid shares of the Company and subject to any contrary provision in any agreement in writing between that Company and any one of its

Shareholders holding such shares but only with respect to such shareholder, that such shareholder shall not be bound by an alteration to the memorandum of association or the bye-laws of that company after the date upon which they become such shareholders, if and so far as the alteration requires them to take or subscribe for additional shares, or in any way increases their liability to contribute to the share capital of, or otherwise pay money to, such company.

Yours faithfully,

/s/Conyers Dill & Pearman

CONYERS DILL & PEARMAN

                                 MIDDLEFIELD/3Dlabs CONFIDENTIAL



                            EXHIBIT C

                  REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (the "Agreement") is entered into this 17th day of December 1999 (the "Effective Date") by and between 3Dlabs Inc., Ltd., a Bermuda company (the "Company"), and Middlefield Ventures, Inc., ("Middlefield") a Delaware corporation (together with its successors and permitted assigns, the "Purchaser").

     WHEREAS, the Purchaser has agreed to purchase shares (the "Shares") of the Company's Common Stock pursuant to that certain Convertible Subordinated Note Agreement between the Company and Middlefield dated as of December 17th, 1999 (the "Convertible Note Agreement").

     WHEREAS, in connection with such purchase, the Company and the Purchaser desire to enter into certain arrangements with respect to the registration for public sale under the Securities Act of 1933, as amended (the "Securities Act"), of the Shares.

     NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

     1. Definitions. The following additional terms shall have the meanings described below:

          1.1 "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

          1.2 "Common Stock" shall mean the shares of common stock authorized by the Company's Articles of Incorporation and any additional shares of common stock which may be authorized in the future by the Company, and any stock into which such Common Stock may hereafter be changed.

          1.3 "Public Offering" shall mean any offering of Common Stock to the public, either on behalf of the Company or any of its security holders, pursuant to an effective registration statement under the Securities Act.

          1.4 "Registrable Securities" shall mean (a) the Shares and (b) any additional securities issued with respect to the Shares upon any stock split, stock dividend, recapitalization, or similar event. Registrable Securities shall cease to be Registrable Securities when (x) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement,
(y) all of such securities shall be eligible to be distributed pursuant to Rule 144 under the Securities Act in a single three-month period by the holder thereof or (z) such securities shall have ceased to be outstanding.

          1.5 "Registration Expenses" shall mean the expenses described in Section 6.

          1.6  "Securities Act" shall mean the Securities Act of
1933, as amended.

     2.   Demand Registration.

          2.1 Subject to Section 2.3, 2.4 and 2.5, if at any time six months after the Effective Date, the Company shall receive a written request therefor from holder or holders of Registrable Securities, the Company shall prepare and file a registration statement under the Securities Act covering such number of Registrable Securities as are the subject of such request, the minimum number of which shall not be less than the equivalent of $5,000,000 of such securities' fair market value, the shall use its best efforts to cause such registration statement to become effective. Upon the receipt of a registration request meeting the requirements of this Section 2.1, the Company shall promptly give written notice to all other record holders of Registrable Securities that such registration is to be effected. The Company shall include in such registration statement such additional Registrable Securities as such other record holders request in writing within thirty (30) days after the date of the Company's written notice to them. If
(a) the holders of a majority of the Registrable Securities for which registration has been requested pursuant to this Section
2.1 determines for any reason not to proceed with the registration at any time before the related registration statement has been declared effective by the Commission, (b) such registration statement, if theretofore filed with the Commission, is withdrawn and (c) the holders of the Registrable Securities subject to such registration statement agree to bear their own Registration Expenses incurred in connection therewith and to reimburse the Company for the Registration Expenses incurred by it in such connection or if such registration statement, if theretofore filed with the Commission, is withdrawn at the initiative of the Company, then the holders of the Registrable Securities shall not be deemed to have exercised their demand registration right pursuant to this Section 2.1.

          2.2 At the request of the holders of a majority of the Registrable Securities to be registered, the Company agrees to use best efforts to ensure that the method of disposition of all Registrable Securities included in such registration shall be an underwritten Public Offering by a managing underwriter of national reputation. The managing underwriter of any such Public Offering shall be selected by the Company. If in the good faith judgment of the managing underwriter of such Public Offering, the inclusion of all of the Registrable Securities the registration of which has been requested would interfere with their successful marketing, the number of Registrable Securities to be included in the underwritten Public Offering may be reduced in the discretion of the managing underwriter pro rata, among the requesting holders thereof in proportion to the number of Registrable Securities included in their respective requests for registration, provided, however, that the number of Shares of Registrable Securities shall not be reduced unless and until the Shares to be offered by any other holder of securities are first excluded from such registration. Registrable Securities that are so excluded from such underwritten Public Offering shall be withheld from sale by the holders thereof for such period, not exceeding one hundred and twenty (120) days, as the managing underwriter reasonably determines is necessary to effect such Public Offering.

          2.3 The Company shall be obligated to prepare, file and cause to be effective not more than one (1) registration statement pursuant to Section 2.1. However, if the Holders have used a registration under Section 4 herein, the Company will have no obligation to prepare, file and cause to be effective any registration statement pursuant to Section 2.1.

          2.4 Notwithstanding the foregoing, in the event that prior to the preparation and filing of any registration statement requested pursuant to Section 2.1 or Section 4, there is (a) material non-public information regarding the Company which the Board of Directors reasonably determines to be in the best interests of the Company not to disclose or (b) a significant business opportunity (including but not limited to the acquisition or disposition of assets other than in the ordinary course of business) or any merger, consolidation, tender offer or other similar transaction available to the Company which the Board of Directors reasonably determines to be in the Company's best interests not to disclose, the Company may delay initiating the preparation and filing of such registration statement for a period not to exceed ninety (90) days until such time as either of the events in clauses (a) or (b) no longer exists; provided however, that the Company may not utilize this right under this Section and Section 5.13 more than twice in any twelve (12) month period, and to the extent the Company utilizes this right, the duration of this Agreement shall extend for the length of such deferral right.

          2.5 Notwithstanding anything to the contrary contained herein, at any time within thirty (30) days after receiving a demand for registration pursuant to Section 2.1 or Section 4, the Company may elect to effect an underwritten primary registration in lieu of the requested registration. If the Company so elects, the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and shall afford such holders the rights contained in Section 3 with respect to "piggyback" registrations. In such event, the demand for registration pursuant to Section 2.1 or
Section 4 shall be deemed to have been withdrawn.

     3.   Piggyback Registration.

          3.1 At any time after the Effective Date, each time the Company shall determine to proceed with the actual preparation and filing of a registration statement under the Securities Act in connection with the proposed offer and sale for money of any of its securities by it or any of its security holders (other than a registration statement on Form S-8, Form S-4 or other limited purpose form), the Company will give written notice of its determination to all record holders of Registrable Securities. Subject to Section 3.2, upon the written request of a record holder of any Registrable Securities given within 30 days after the date of any such notice from the Company, the Company will, except as herein provided, cause all Registrable Securities the registration of which is requested to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Registrable Securities to be so registered; provided, however, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any registration; and provided, further, that if the Company determines not to proceed with a registration after the registration statement has been filed with the Commission, and the Company's decision not to proceed is primarily based upon the anticipated Public Offering price of the securities to be sold by the Company, the Company shall promptly complete the registration for the benefit of those selling security holders who wish to proceed with a Public Offering of their Registrable Securities and who agree to bear all of the Registration Expenses incurred by the Company as the result of such registration after the Company has decided not to proceed. Notwithstanding the foregoing, in the discretion of the holders of the Registrable Securities to be included in the registration (provided that such holders are the record holders of at least 51% of the Registrable Securities), such registration may count as a demand registration under Section 2.1 (if it otherwise meets the requirements of Section 2.1) for which the Company will pay all Registration Expenses.

          3.2 If any registration pursuant to Section 3.1 is underwritten in whole or in part, the Company may require that the Registrable Securities included in the registration be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. Notwithstanding the foregoing, in connection with such underwriting the Holders shall not be required to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering except for material misstatements and omissions relating to the Holders. If, in the good faith judgment of the managing underwriter of the Public Offering, the inclusion of all of the Registrable Securities originally covered by requests for registration would reduce the number of shares to be offered by the Company or interfere with the successful marketing of the shares offered by the Company, the number of Registrable Securities to be included in the Public Offering may be reduced pro rata among the holders of the Registrable Securities requested to be included in the registration and the holders of other securities proposed to be included in such registration (other than securities to be issued by the Company), provided, however, that the remaining number of Registrable Securities held by the holders thereof to be included in the Public Offering shall not be less than 25% of the aggregate number of Registrable Securities requested to be included in such registration or such lower percentage in order to accommodate the pro rata inclusion of any registrable securities of other holders of the Company's securities with piggyback registration rights.

     4. Short Form Registration. Subject to Sections 2.4 and 2.5, in addition to the registration rights provided in Sections 2 and 3, if the Company qualifies for the use of Form S-3 or any similar registration form then in force, at the request of a majority of the holders of Registrable Securities then outstanding, at any time after the Effective Date, the Company shall at its expense file a registration statement on such form covering Registrable Securities on behalf of such holder or holders, provided, however, that the Company shall not be required to effect any such registration pursuant to this Section 4 if the holders of Registrable Securities propose to sell Registrable Securities at an aggregate price to the public of less than $3,500,000. The holders may also require that the Company offer the Registrable Securities on a delayed and continuous offering basis on Form F-3 or any similar registration form then in force subject to the terms of Section 5.2 below.
The Company shall give notice to all the holders of Registrable Securities who did not join in such request and afford them a reasonable opportunity to participate in such registration. The Holder may only make two such requests for registration pursuant to this Section 4. A Registration pursuant to this Section 4 shall not be permitted if the Holders have made a demand registration under Section 2.1.

     5. Registration Procedures. If and whenever the Company is required by the provisions of Section 2, Section 3 or Section 4 to effect a registration of Registrable Securities under the Securities Act, the Company will use reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended methods of disposition specified by the holders participating therein. Without limiting the foregoing, the Company in each such case will, as expeditiously as possible:

          5.1  In the case of a demand registration pursuant to
Section 2.1 or Section 4, prepare and file with the Commission the requisite registration statement to effect such registration (including such audited financial statements as may be required by the Securities Act or the rules and regulations thereunder) and use reasonable efforts to cause such registration statement to become effective; provided, however, that as far in advance as practical before filing such registration statement or any amendment thereto, the Company will furnish counsel for the requesting holders of Registrable Securities with copies of reasonably complete drafts of all such documents proposed to be filed, and any such holder shall have the opportunity to object to any information pertaining solely to such holder that is contained therein and the Company will make the corrections reasonably requested by such holder with respect to such information prior to filing such registration statement or amendment. Notwithstanding the foregoing, in the event that the provisions of this Section 5.1 conflict with Section 11.4 of the Convertible Note Agreement, the terms of Section 11.4 the Convertible Note Agreement shall govern.

          5.2 Prepare and file with the Commission such amendments and supplements to such registration statement and any prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration statement and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities included in such registration statement, in accordance with the intended methods of disposition thereof, until the earlier of (a) such time as all of the Registrable Securities included in such registration statement have been disposed of in accordance with the intended methods of disposition by the holder or holders thereof as set forth in such registration statement or (b) one hundred eighty
(180) days after such registration statement becomes effective (or one (1) year after such registration statement becomes effective in the case of a registration statement on Form F-3 or any similar registration form then in force).

          5.3 Promptly notify each requesting holder and the underwriter or underwriters, if any:

               (a)  when such registration statement or any
prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

               (b) of any written request by the Commission for amendments or supplements to such registration statement or prospectus;

               (c) of any notification received by the Company from the Commission regarding the Commission's initiation of any proceeding with respect to, or of the issuance by the Commission of, any stop order suspending the effectiveness of such registration statement; and

               (d)  of the receipt by the Company of any
notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction.

          5.4 Furnish to each holder of Registrable Securities included in such registration statement such number of conformed copies of such registration statement and of each amendment and supplement thereto, and such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such seller's Registrable Securities, and such other documents, as such holder may reasonably request to facilitate the disposition of its Registrable Securities.

          5.5 Use reasonable efforts to register or qualify all Registrable Securities included in such registration statement under the securities or "blue sky" laws of such states as each holder of Registrable Securities shall reasonably request within thirty (30) days following the original filing of such registration statement and to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable such holder to consummate the disposition in such states of the Registrable Securities owned by such holder, except that the Company shall not for any such purpose be required (a) to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this Section 5.5 be obligated to be so qualified, (b) to consent to general service of process in any such jurisdiction or (c) to subject itself to taxation in any such jurisdiction by reason of such registration or qualification.

          5.6 Use its best efforts to cause all Registrable Securities included in such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable each holder thereof to consummate the disposition of such Registrable securities.

          5.7 Notify each holder whose Registrable Securities are included in such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which any prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, subject to Section 5.12, at the request of any such holder promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchaser of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          5.8 Otherwise use its best efforts to comply in all material respects with all applicable rules and regulations of the Commission.

          5.9 use reasonable efforts to cause all Registrable Securities included in such registration statement to be listed, upon official notice of issuance, on any securities exchange or quotation system on which any of the securities of the same class as the Registrable Securities are then listed.

          5.10 In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form (including customary indemnification of the underwriters by the Company), with the managing underwriter(s) of such offering. Each holder participating in such underwriting shall also enter into and perform its obligations under such an agreement; provided, however, that it shall not be considered customary to require any of the holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering except for material misstatements or omissions relating to the Holders.

          5.11 The Company may require each holder whose Registrable Securities are being registered to, and each such holder, as a condition to including Registrable Securities in such registration statement, shall (i) furnish the Company and the underwriters with such information and affidavits regarding such holder and the distribution of such Registrable Securities as the Company and the underwriters may from time to time reasonably in connection with such registration statement and
(ii) agree that during the ninety (90) day period following the effective date of such registration statement, it shall not, to the extent requested by the Company and the underwriters, sell or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) Common Stock of the Company held by it at any time during such period except Common Stock included in such registration statement. At any time during the effectiveness of any registration statement covering Registrable Securities offered by a holder, if such holder becomes aware of any change materially affecting the accuracy of the information contained in such registration statement or the prospectus (as then amended or supplemented) relating to such holder, it will immediately notify the Company of such change.

          5.12 Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5.7, each holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder receives the copies of the supplemented or amended prospectus contemplated by Section 5.7 and, if so directed by the Company, shall deliver to the Company all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities.

          5.13 Notwithstanding anything contained herein to the contrary, in the event that, during the period of time the Company is required to maintain the effectiveness of the registration statement relating to the Registrable Securities there is (a) material non-public information regarding the Company which the Board of Directors reasonably determines to be in the best interests of the Company not to disclose or (b) a significant business opportunity (including but not limited to the acquisition or disposition of assets other than in the ordinary course of business or any merger, consolidation, tender offer or other similar transaction available to the Company which the Board of Directors reasonably determines to be in the Company's best interests not to disclose, the Company may suspend the effectiveness of such registration statement for a period not to exceed ninety (90) days until such time as either of the events in clauses (a) or (b) no longer exists; provided however, that the Company may not utilize this right under this Section and Section 2.4 more than twice in any twelve (12) month period.

     6. Expenses. With respect to any registration requested pursuant to Section 2 (except as otherwise provided in such Section with respect to a registration voluntarily terminated at the request of the requesting holders of Registrable Securities),
Section 3 (except as otherwise provided in such Section with respect to a registration continued by holders of Registrable Securities who wish to proceed with a Public Offering that is withdrawn by the Company) or Section 4, the Company shall bear all of the expenses ("Registration Expenses") incident to the Company's performance of or compliance with its obligations under this Agreement in connection with such registration including, without limitation, all registration, filing, securities exchange listing and NASD fees, all registration, filing, qualification and other fees and expenses or complying with state securities or "blue sky" laws, all work processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, premiums and other costs of any policies of insurance against liabilities arising out of the Public Offering of the Registrable Securities being registered obtained by the Company (it being understood that the Company shall have no obligation to obtain such insurance) and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities; but excluding underwriting discounts and commissions and transfer taxes, if any, in respect of Registrable Securities and any fees and disbursements of counsel and accountants to the holders of the Registrable Securities, which discounts, commissions, transfer taxes, fees and disbursements shall in any registration be payable by the holders of the Registrable Securities being registered, pro rata in proportion to the number of Registrable Securities being sold by them.

     7.   Indemnification.

          7.1 The Company will, to the full extent permitted by law, indemnify and hold harmless each holder of Registrable Securities which are included in a registration statement pursuant to the provisions of this Agreement, and its directors, officers, shareholders and partners and each other person, if any, who controls such holder within the meaning of the Securities Act (collectively the "Related Entities"), from and against any and all losses, claims, damages, expenses or liabilities, joint or several (collectively, "Losses") to which such holder and its Related Entities may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in a registration statement prepared and filed hereunder, any preliminary, final or summary prospectus contained therein or any amendment or supplement thereto or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement, and the Company will reimburse the holder and any of its Related Entities for any legal or other expenses reasonably incurred by them in connection with investigating or defending against any such Losses (or action or proceeding in respect thereof); provided, however, that the Company will not be liable in any such case to the extent that any such Losses arise out of or are based upon (a) an untrue statement or alleged untrue statement or omission or alleged omission made in conformity with written information furnished by such holder specifically for use in the preparation of the registration statement or (b) such holder's failure to send or give a copy of the final prospectus to the persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or any of its Related Entities and shall survive the transfer of such securities by such holder.

          7.2 Each holder of Registrable Securities which are included in a registration pursuant to the provisions of this Agreement will, to the full extent permitted by law, indemnify and hold harmless the Company and its Related Entities from and against any and all Losses to which the Company and its Related Entities may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in a registration statement prepared and filed hereunder, any preliminary, final or summary prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, or arise out of or are based upon any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission or violation was so made in reliance upon and in strict conformity with written information furnished by such holder specifically for use in the preparation of such registration statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any of its Related Entities. The holder of Registrable Securities included in a registration statement shall also indemnify each other person who participates (including as an underwriter) in the offering or sale of Registrable Securities, their officers and directors, and partners, and each other person, if any, who controls any such participating person within the meaning of the Securities Act to the same extent as provided above with respect to the Company. The total amounts payable in indemnity by a holder under this subsection shall not exceed in the aggregate the net proceeds received by such holder in the registered offering which triggered this indemnification
Section 7.2.

          7.3 Promptly after receipt by a party indemnified pursuant to the provisions of Section 7.1 or Section 7.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of Section 7.1 or
Section 7.2, promptly notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve the indemnifying party from any liability which it may have to any indemnified party except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against any indemnified party, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party reasonably concludes that there is a conflict of interest that would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party shall have the right to select separate counsel to participate in the defense of such action on behalf of the indemnified party or parties with the fees and expenses to be paid by the indemnifying party. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of
Section 7.1 or Section 7.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof unless (a) the indemnified party shall have employed counsel in accordance with the proviso of the preceding sentence, (b) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (c) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for the indemnified parties with respect to such claim. No indemnifying party shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation without the consent of the indemnified party. No indemnifying party shall be subject to any liability for any settlement made without its consent. An indemnified party may at any time elect to participate in the defense of any claim or proceeding at its own expense.

          7.4 The foregoing indemnity agreements of the Company and holders are subject to the condition that, insofar as they relate to any violation (indemnifiable under this Section 7) made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b)(the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final

Prospectus was timely furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

          7.5 The obligations of the Company and holders under this Section 7 shall survive until the earlier of the second anniversary of the completion of any offering of Registrable Securities in a registration statement or the expiration of any statutes of limitation or extensions of such statutes.

     8. Covenants Relating to Rule 144. If at any time the Company is required to filed reports in compliance with either
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the Company will (a) file reports in compliance with the Exchange Act and (b) comply with all rules and regulations of the Commission applicable to the use of Rule 144.

     9. Underwritten Offerings. If a distribution of Registrable Securities pursuant to a registration statement is to be underwritten, the holders whose Registrable Securities are to be distributed by such underwriters shall be parties to such underwriting agreement. No requesting holder may participate in such underwritten offering unless such holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, power of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. Notwithstanding the foregoing, in connection with such underwriting the holders shall not be required to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or ommissions in the registrations statement or prospectus for such offering except for material misstatements or omission relating to the holders. If any requesting holder disapproves of the terms of an underwriting, such holder may elect to withdraw therefrom and from such registration by notice to the Company and the managing underwriter, and each of the remaining requesting holders shall be entitled to increase the number of Registrable Securities being registered to the extent of the Registrable Securities so withdrawn in the proportion which the number of Registrable Securities being registered by such remaining requesting holder bears to the total number of Registrable Securities being registered by all such remaining requesting holders.

     10. Amendment. This Agreement may be amended with the written consent of the Company and the holders of more than 50% of the Registrable Securities. Without the prior written consent of the Purchaser, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, "piggyback" or Form F-3 registration rights described in herein) relating to shares of the Company's Common Stock or any other securities of the Company that are superior to the rights granted under this Agreement.

     11. Termination. This Agreement, and all of the Company's obligations hereunder (other than its obligations pursuant to Section 7, which obligations shall survive such termination), shall terminate upon the earlier to occur of (a) December 17, 2004 if no Shares have been issued on or prior to such date; (b) two years after the last issuance of Shares contemplated by the Convertible Note Agreement; or (c) one year after the last issuance of Shares Contemplated by the Convertible Note Agreement if the Holders have used a demand registration under Section 2.1 during such time.

     12. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant hereto may be assigned, in whole or in part (but only with all related obligations), by a holder of Registrable Securities only to Intel provided Intel agrees in writing to be bound by and subject to the terms and conditions hereof. However, in the event of an acquisition of the Company and the assumption of the Convertible Note Agreement by the acquirer, Middlefield may assign its rights under this Agreement, in whole or in part (but only with all related obligations) to any third party so long as such third party agrees in writing to be bound by and subject to the terms and conditions hereof.

     13.  Miscellaneous.

          13.1 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

          13.2 This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          13.3 If any provision of this Agreement shall be declared void or unenforceable by any judicial or administrative authority, the validity of any other provision and of the entire
Agreement shall not be affected thereby.

The parties hereto have executed this Agreement on the day and year first written above.

3DLABS INC., LTD.                  MIDDLEFIELD VENTURES, INC.


By:  /s/Osman Kent                 By:  /s/Robert Perlman
     --------------------               --------------------
Name:   OSMAN KENT                 Name:   ROBERT PERLMAN
        -----------------                  -----------------
Title:  PRESIDENT AND CEO          Title:  PRESIDENT
        -----------------                  -----------------


       [3DLABS-MIDDLEFIELD REGISTRATION RIGHTS AGREEMENT]